EXHIBIT 1

YEAR 2002 / 4th QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.

     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements

Background

     We are a leading facilitator of global merchandise trade between buyers and suppliers. Our business began in 1971 in Hong Kong when we launched Asian Sources, a magazine to serve global buyers importing products in volume from Asia. Since then, we have expanded our group of sourcing magazines to cover multiple vertical markets, and have become one of Asia’s leading providers of trade information.

     While our core business is to help global buyers import from Asia, we also facilitate trade in the opposite direction. In 1985, we launched Electronics News for China which has grown into several publications and their associated websites providing information to high-tech manufacturers in Asia.

     Realizing the importance of e-commerce, we commercially released the first version of Global Sources Transact, our proprietary trade management software to facilitate international transactions in 1991. We then became one of the first business-to-business online marketplaces by launching Asian Sources Online in 1995. In 1999, we expanded our scope to include global suppliers and changed the name of our online marketplace to Global Sources Online.

     Global Sources’ products and services allow international buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. Our mission is to create and facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format.

     Buyers purchase goods from suppliers who market themselves through our online marketplaces, trade magazines, and CD-ROMs, as well as our conferences and exhibitions. We provide information that helps buyers evaluate numerous sourcing options. This increases the likelihood that they can place orders with suppliers that offer them the best terms, conditions and capabilities.

     We help suppliers market their products and their capabilities to our community of buyers worldwide. By receiving inquiries from a wide selection of buyers, suppliers have more opportunity to achieve the best possible terms, and to learn which markets have the highest demand and are the most suitable. To support their export marketing needs, we provide suppliers with a content cleansing, normalizing, rationalizing and segmenting service.

     We were originally incorporated under the laws of Hong Kong in 1970. We completed a share exchange with a publicly traded company based in Bermuda in financial year 2000, and our shareholders became the majority shareholders of the Bermuda Corporation. As a result of the share exchange, we now are incorporated under the laws of Bermuda. We changed our name to Global Sources Ltd. in financial year 2000.

Overview

     We derive revenue from two principal activities.

     Online services — Our primary service is creating and hosting Marketing Websites that present suppliers’ products and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees. We ratably recognize the fees we receive to display a supplier’s advertisement or company data over the contractual term, which is generally six to twelve months.

     Other media services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications. We also offer CD-ROM versions of our various vertical marketplaces on Global Sources Online. We recognize revenue ratably over the period during which the advertisement is displayed, generally not exceeding one year. We also organize exhibitions and recognize the revenue for these exhibitions at the conclusion of these events.

     Our sales costs consist of the commissions and marketing fees we pay to our independent and related party sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives sell online marketplace services and advertisements in our trade magazines and earn a commission as a percentage of the revenue generated.

Results of Operations

     The following table sets forth the results of our operations:

	Three months ended		Year ended
	December 31		December 31

	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Online services	$12,607	$13,503	$51,268	$55,468
Other media services	9,443	9,675	35,587	39,010
Miscellaneous	154	208	631	807

	22,204	23,386	87,486	95,285
Operating Expenses:
Sales	7,359	7,750	29,592	32,047
Circulation	2,840	2,874	11,581	11,757
General and administrative	7,780	7,643	29,785	33,726
Online services development	1,293	1,404	5,378	8,393
Non-cash compensation expense	565	536	2,564	2,501
Amortization of intangibles/Software development cost	1,025	869	3,740	3,476

Total Operating Expenses	20,862	21,076	82,640	91,900

Income/(Loss) from Operations	1,342	2,310	4,846	3,385

Net Income/(Loss)	$1,281	$1,989	$4,307	$775

Income/(Loss) from operations:
Online services	1,421	2,432	6,311	5,958
Other media services	(150)	(188)	(1,767)	(1,070)
Miscellaneous	71	66	302	(1,503)

Consolidated	$1,342	$2,310	$4,846	$3,385

     The following table represents our revenue by geographical areas:

	Three months ended December 31		Year ended December 31

	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)
Asia	$20,383	$21,879	$81,456	$88,427
United States	1,522	1,132	4,986	5,255
Europe	171	212	525	908
Others	128	163	519	695

Total revenue	$22,204	$23,386	$87,486	$95,285

Consolidated results

Revenue

     Our online services revenue declined from $13.5 million during the three months ended December 31, 2001 to $12.6 million during the three months ended December 31, 2002, a decline of 7%. Our other media services revenue declined from $9.7 million during the three months ended December 31, 2001 to $9.4 million during the three months ended December 31, 2002, a decrease of 3%. Total revenue declined by 5% from $23.4 million during the three months ended December 31, 2001 to $22.2 million during the three months ended December 31, 2002.

     During the year ended December 31, 2002, our online services revenue declined by $4.2 million or 8% to $51.3 million as compared with $55.5 million during last year. Revenues from our other media services declined by $3.4 million or 9% to $35.6 million during the year ended December 31, 2002 as compared with $39.0 million during the corresponding period last year. Total revenues for the year ended December 31, 2002 were $87.5 million compared with $95.3 million for the year ended December 31, 2001, a decline of $7.8 million or 8%.

     Revenues have been affected by the poor global economy, and especially the severe recession in some of the company’s traditional markets, Hong Kong and Taiwan, which accounted for 60% of the company’s revenues just two years ago. However, Global Sources has made substantial progress in developing its customer base in China as manufacturing and investment moves into China, which has offset much of the decline in other markets. Revenues from China grew by 10% during 2002 making China the Company’s largest market and now accounts for 38% of total revenues.

     Our goal is to be the leading creator and facilitator of global merchandise trade. Our strategies to achieve and maintain this goal are as follows:

     Our top priority is to expand in China by facilitating two-way trade. As manufacturers in the rest of Asia adapt to the seismic shifts being caused by China’s growth, we have anticipated the needs of buyers and suppliers, and have developed the expertise to address them. For example, our online sourcing capabilities provide buyers with unrivalled access to the Chinese export manufacturing powerhouse. We also serve the importing needs of China’s high-tech manufacturers with several publications and associated websites, such as our popular Electronic Engineering Times.

     The other key strategy is to improve the penetration of our services in all of our markets. This includes increasing the adoption and functionality of our electronic catalog solutions, and expanding our business serving Asia’s high-tech manufacturers .

     The basic objective is to steadily increase the usage of our print and online solutions. This strategy is based on the belief that — as we bring together a critical mass of buyers and suppliers — our service inherently creates value for those users. Then, each new buyer increases the value to suppliers, and likewise, each new supplier gives buyers more choices. Thus, as our community grows, so does our leadership position.

Operating expenses

     Sales. The Company utilizes sales representatives in various territories to promote the Company’s products and services. Under these arrangements, the sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.

     The sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from sales representatives are amounts collected on behalf of the Company as well as cash advances made to the sales representatives. As of December 31, 2001, the board of directors of eight of these sales representative companies included a director nominated by the Company to monitor the receivables collected from our clients by these related party sales representatives, and to monitor any changes to the authorized signatories of the depository bank accounts. The nominated directors were employees of the Company. The Company and the nominated directors did not have any interest in the share capital of the sales representatives companies. However as of December 31, 2002, we do not have any nominated directors on the board of directors of any of our sales representative companies.

     Sales costs consists of the commissions and marketing fees paid and incentives provided to our independent sales representatives and sales support costs. Sales costs declined from $7.8 million during the three months ended December 31, 2001 to $7.4 million during the three months ended December 31, 2002, a decline of 5% due mainly to a decline in revenue.

     Sales costs declined from $32.0 million during the year ended December 31, 2001 to $29.6 million during the year ended December 31, 2002, a decline of 8% due mainly to a decline in revenue.

     Circulation. Circulation costs consist of the costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs. Circulation costs marginally declined from $2.9 million during the three months ended December 31, 2001 to $2.8 during the three months ended December 31, 2002, a decline of 3%. This decline was due mainly to decline in paper consumption.

     Circulation costs declined slightly from $11.8 million during the year ended December 31, 2001 to $11.6 million during the year ended December 31, 2002, a decline of 2% due to a decline in printing costs and paper consumption.

     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $7.6 million during the three months ended December 31, 2001 to $7.8 million during the three months ended December 31, 2002, an increase of 3%, due mainly to an increase in content management services costs.

     General and administrative costs declined from $33.7 million during the year ended December 31, 2001 to $29.8 million during the year ended December 31, 2002, a decline of 12% due to our cost reduction measures that resulted in a decline in marketing expenses, information technology support costs, telecommunications costs and payroll costs, and a decline in content management services costs in the first half of 2002.

     Development Costs. Development costs consist mainly of payroll, office rental and depreciation costs relating to the development of Global Sources Online. Development costs to fund the expansion of our online services declined from $1.4 million during the three months ended December 31, 2001 to $1.3 million during the three months ended December 31, 2002, a decline of 7% due mainly to a decline in fees paid to third parties for services.

     Development costs to fund the expansion of our online services declined from $8.4 million during the year ended December 31, 2001 to $5.4 million during the year ended December 31, 2002, a decline of 36%. This decline resulted from reductions in fees paid to consultants and capitalization of expenses related to the internal development of new software and software tools.

     Non-Cash Compensation Expenses. The Company has issued share awards under several equity compensation plans (ECP) to both employees and team members. The total non-cash compensation expense, resulting from the ECP, recorded by the company during the three months and the year ended December 31, 2002 were $0.6 million and $2.6 million respectively compared to $0.5 million and $2.5 million recorded during the three months and the year ended December 31, 2001 respectively. The corresponding amounts for the non-cash compensation expenses are credited to Shareholders’ equity.

     Other non-cash expenses. Other non-cash expenses consist of amortization of software development costs and amortization of intangibles.

     Other non-cash expenses during the three months ended December 31, 2002, were $1.0 million, consisting of amortization of software development costs, compared to $0.9 million for the three months ended December 31, 2001, consisting of $0.8 million for amortization of software development costs and $0.1 million for amortization of intangibles. Intangible assets consisted of goodwill and purchased copyrights.

     Other non-cash expenses during the year ended December 31, 2002 were $3.7 million, consisting mainly of amortization of software development costs, compared to $3.5 million for the year ended December 31, 2001, consisting of $3.1 million for amortization of software development costs and $0.4 million for amortization of intangibles.

     Income from operations. Income from operations for online services declined to $1.4 million during the three months ended December 31, 2002 from $2.4 million for the three months ended December 31, 2001, a decline of 42%. The decline was mainly attributable to a decline in online services revenue. The total income from operations during the three months ended December 31, 2002 was $1.3 million as compared to $2.3 million during the corresponding period of 2001. The decline in total income from operations resulted mainly from a decline in total revenue.

     Income from operations for online services grew to $6.3 million during the year ended December 31, 2002 from $6.0 million during the year ended December 31, 2001, an increase of 5%. The improvement resulted mainly from declines in sales costs, general administration costs and online development costs compared to last year, off-set partially by the decline in online services revenue. The total income from operations during the year ended December 31, 2002 was $4.8 million compared to $3.4 million during the year 2001. The improvement was mainly due to declines in sales costs, general administration costs and online development costs compared to last year, off-set partially by the decline in total revenue.

     Income Taxes. The company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company’s subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

     We reported a tax provision of $0.1 million during the three months ended December 31, 2002 compared to $0.3 million for the three months ended December 31, 2001.

     We reported a tax provision of $0.7 million during the year ended December 31, 2002 and $1.1 million during the year ended December 31, 2001.

     Net Income. Net income was $1.3 million during the three months ended December 31, 2002, as compared to a net income of $2.0 million during the three months ended December 31, 2001. This decline resulted from the decline in revenue during the three months ended December 31, 2002 compared to the corresponding period of 2001.

     Net income was $4.3 million during the year ended December 31, 2002, compared to a net income of $0.8 million during the year ended December 31, 2001. The improvement was mainly due to declines in sales costs, general administration costs, online development costs and exchange loss compared to last year, and the $1.2 million write-down of investments recorded in year 2001, off-set partially by a decline in revenue.

Liquidity and Capital Resources

     We financed our year 2002 activities using cash generated from our operations.

     Net cash generated from operating activities was $20.7 million during the year ended December 31, 2002 compared to $15.5 million cash generated from operating activities during the year ended December 31, 2001. The primary source of cash from operating activities was collections from our customers received through our independent and related party sales representatives.

     Net cash used for investing activities was $3.7 million during the year 2002, which was used principally for capital expenditures for computers, software, internal software development and renovations of leasehold properties. Net cash used for investing activities during 2001 was $4.1 million, which was used principally for capital expenditure for computers, software and furniture and fixtures.

     Net cash generated from financing activities was $0.05 million during the year 2002, which represents the amount received from directors for the shares subscribed by them in the director’s stock option plan. Net cash used for financing activities was $3.8 million in year 2001, which resulted from the repayment of the short-term loan, off-set partially by the amount received from a director for the shares subscribed by him in the directors stock option plan.

     We have an existing credit facility with Bank of Bermuda (Isle of Man) Limited, which may be drawn in tranches of a minimum of US $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. Our principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. On March 20, 2002, the credit facility was renewed for $10.0 million, for one year subject to the same terms and conditions as applicable to the original facility. On March 7, 2003, this credit facility has been renewed for a further one year period subject to the same terms and conditions as applicable to the original facility. We did not draw on that credit facility during the year, and we have no bank debt as at December 31, 2002.

     We continuously monitor collections from our customers and maintain adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required.

     Advance payments received from customers were $18.3 million as of December 31, 2002, compared to $17.1 million as at December 31, 2001, improving our liquidity. We anticipate that cash on hand, and cash generated from operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations. We can also draw from the credit facility mentioned above as and when required.

Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statements of Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137 and SFAS No. 138. This statement, as amended, was effective January 1, 2001, and established accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. The adoption of SFAS No. 133, as amended, did not impact the Company’s financial position or results of operations.

     In June, 2001, FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we adopted SFAS No. 142 effective January 1, 2002. As goodwill was fully amortized and no acquisitions occurred during 2001, management believes that the adoption of these standards did not have a material impact on the Company’s financial statements of position, results of operations, or cash flows.

     In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The purpose of this statement is to develop consistent accounting for asset retirement obligations and related costs in the financial statements and provides more information about future cash outflows, leverage and liquidity regarding retirement obligations and the gross investment in long-lived assets. We adopted SFAS No. 143 on January 1, 2003 and believe that the adoption of this standard did not have a material impact on the Company’s financial statements of position, results of operations, or cash flows.

     In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, superseding SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” The statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed. The Company adopted this statement on January 1, 2002 and believe that the adoption of this standard did not have a material impact on the Company’s financial statement of position, results of operations, or cash flows.

     In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” The provisions of this Statement relating to the rescission of Statement 4 will be effective for fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of this Statement relating to Statement 13 are effective for transactions occurring after May 15, 2002. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002. We believe that the adoption of this standard does not have a material impact on the Company’s financial statements of position, results of operations, or cash flows.

     In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which requires additional disclosures in interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002.

Qualitative and quantitative disclosures about market risk

     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues that was not fully offset by lower expense levels in Asian operations.

     This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency which is currently pegged to the U.S. dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenues and expenses fluctuate in tandem thus reducing the net impact on our profits.

     As of December 31, 2002, we have not engaged in foreign currency hedging activities.

     During the year 2002, the Company derived more than 90% of its revenue from customers in the Asia-Pacific region. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact the business.

Forward-looking Statements Disclaimer

     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predicts,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth ; changes in regulatory and tax legislation in the countries in which we operate ; and the impact of any weakness in the currencies in Asia in which we operate.

     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.